SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 5, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

May 5, 2015

Resolutions of Nokia Annual General Meeting 2015

Nokia Corporation
Stock Exchange Release
May 5, 2015 at 20:40 (CET +1)

Resolutions of Nokia Annual General Meeting 2015

Espoo, Finland -The Annual General Meeting (“AGM”) of Nokia Corporation was held on May 5, 2015 and adopted the following resolutions:

Dividend

The AGM resolved to distribute a dividend of EUR 0.14 per share for year 2014. The ex-dividend date on Nasdaq Helsinki is May 6, 2015, the record date May 7, 2015 and the dividend will be paid on or about May 21, 2015.

Members of the Board of Directors and Board’s Committees elected

The AGM resolved to elect eight members to the Board of Directors of Nokia (“Board”). The following members of the Board were re-elected for a term ending at the close of the Annual General Meeting in 2016: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh. Simon Jiang was elected as new member of the Board for the same term. The résumés of the elected Board members are available at http://company.nokia.com/en/about-us/corporate-governance/board-of-directors/meet-the-board.

In an assembly meeting that took place after the AGM, the Board elected Risto Siilasmaa as Chairman of the Board, and Jouko Karvinen as Vice Chairman of the Board.

The Board also elected the members of the Board’s Committees. Jouko Karvinen was elected as Chairman and Vivek Badrinath, Elizabeth Doherty and Elizabeth Nelson as members of the Audit Committee. Bruce Brown was elected as Chairman and Simon Jiang and Kari Stadigh as members of the Personnel Committee. Risto Siilasmaa was elected as Chairman and Bruce Brown, Jouko Karvinen and Kari Stadigh as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board for the term ending at the Annual General Meeting in 2016: EUR 440 000 for the Chairman of the Board, EUR 150 000 for the Vice Chairman of the Board and EUR 130 000 for each Board member. In addition, the AGM resolved that the Chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with company’s Corporate Governance Guidelines, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. These shares the Board members shall retain until the end of the Board membership in line with the current Nokia policy (excluding the shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal year 2015.

The AGM authorized the Board to resolve to repurchase a maximum of 365 million Nokia shares. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until November 5, 2016 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on June 17, 2014.

The AGM also resolved to authorize the Board to issue a maximum of 730 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until November 5, 2016 and it terminated the corresponding authorization granted by the Annual General Meeting on June 17, 2014.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent including closing conditions related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies, including the review of strategic options for our HERE business; D) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business and operations of the Combined company; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; J) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the

Proposed transaction for instance due to the loss of customers, loss of key executives or employees or reduced focus on day to day operations and business; 3) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 4) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 5) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 6) our exposure to regulatory, political or other developments in various countries or regions; 7) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies; 9) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 11) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 12) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 13) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 14) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 16) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness 17) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 18) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 19) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 20) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 21) Nokia Networks’ ability to manage our manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 22) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting our customers’ needs; 23) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 24) adverse developments resulting from or in connection to the review of strategic options for our HERE business, including those related to a potential divestment of the HERE business; 25) the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently; 26) HERE’s dependence on the overall automotive market developments and customer business conditions; 27) HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements; 28) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 29) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 30) Nokia Technologies’ dependence on adequate regulatory protection for patented or other propriety technologies; and 31) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; 32) and the impact on the Combined company (after giving effect to the Proposed transaction) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com.

Media Enquiries
Nokia Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated May 5, 2015:  Resolutions of the Nokia Annual General Meeting 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2015		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal